SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Tab Products Co.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

873197 10 7

(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2001

(Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

(Continued on the following pages)

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip Ean Cohen
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Australia
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hamilton Sorter Co., Inc.
          31-0722233
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Ohio
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               339,000 - See Item 5

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Corp. 13-3526420
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Limited Partnership 13-3526423
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 to Schedule 13D amends solely Items 4, 5 and 7 of the Schedule 13D filed on February 8, 2001, as amended by Amendment No. 1 filed on February 15, 2001 and Amendment No. 2 filed on March 12, 2001, by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), and HS Morgan Corp., a Delaware corporation ("HS Morgan") (collectively, the "Filers"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation").

Item 4.      Purpose of Transaction.

On March 19, 2001 HS Morgan Corp. submitted to Tab Products Co. the letter attached hereto as Exhibit No. 1. This letter includes an offer to purchase all outstanding shares of Tab at an increased purchase price of $5.00 per share.

Item 5.     Interest in Securities of the Issuer

Since the filing of Amendment No. 2 to Schedule 13D, Hamilton Sorter has acquired in open market transactions shares of Common Stock in the amounts and prices set forth below:

Date 3/12/01 3/13/01 3/14/01	Shares Purchased 4,500 15,200 1,800	Price Per Share $3.50 $3.5717 $3.50

Item 7.       Material to be filed as Exhibits.

1.	March 19, 2001 HS Morgan Corp. Letter to Tab Products Co.

Dated: March 19, 2001

______________________________________
*Phillip Ean Cohen

HAMILTON SORTER CO., INC.,
an Ohio corporation

By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
Title:    Chief Executive Officer
         ____________________________________

HS MORGAN LIMITED PARTNERSHIP,
a Delaware limited partnership.

By:  HS MORGAN CORP., the General Partner

By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
Its:    President
         ____________________________________

HS MORGAN CORP.
a Delaware corporation

By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
Title:    President
         ____________________________________

*By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
         Thaddeus S. Jaroszewicz
         Attorney-in-Fact

EXHIBIT 1

HS Morgan Corp.
350 Park Avenue, 8th Floor
New York, New York 10022

March 19, 2001

Mr. Hans Wolf
Chairman of the Board
Tab Products Co.
2130 Gold Street
San Jose, California 95002

Dear Mr. Wolf:

HS Morgan Limited Partnership (the “Partnership”), through its subsidiary Hamilton Sorter Co., Inc., owns 339,000 shares, or approximately 6.6% of Tab. As you know from our January 26, 2001 letter and subsequent Schedule 13D filings, we are interested in acquiring all outstanding shares of Tab common stock. Our strong interest leads us to propose an increased offer price.

The acquisition will be accomplished by means of a cash merger of Tab with a subsidiary of the Partnership. Tab’s shareholders, other than us, will receive $5.00 per share in cash. This increased price represents a premium of 46% over Friday’s closing price of $3.41 per share, and a 41% premium over the average of the last ten days’ closing price. The increased price represents a premium of over 85% to the closing price for Tab on February 7, 2001, the day before we filed our initial Schedule 13D.

We continue to envision that a merger agreement in form and substance customary for transactions of this sort will be entered into following: (i) the approval and recommendation by your Board of Directors; (ii) your receipt of an opinion from your independent financial advisor as to the fairness, from a financial point of view, of the proposed merger to the public shareholders of Tab; and (iii) approval by our Partnership’s governing body.

The merger will also be subject to, among other things, completion of due diligence, merger documentation satisfactory to both Tab and us, and final approval of our financing on terms and conditions satisfactory to us. In anticipation of, and in preparation for, the merger, we will expect Tab to operate in the ordinary course of business.

Tab will be operated subsequent to the merger as a wholly owned subsidiary of the Partnership, separately and distinctly from Hamilton Sorter or Maverick Desk. We believe Tab, its dealers and its end user customers represent a long history and fine tradition in document management. We intend to continue that tradition in a growth oriented, profitable manner.

Notwithstanding your previous refusals to meet with us on this matter, we would like to meet with you, your Board of Directors and/or its advisors at your earliest convenience to discuss our increased offer. It is our view that a majority in interest of your shareholders want a transaction to take place, on a friendly and negotiated basis. We look forward to hearing from you.

Sincerely,

   /s/ Thaddeus S. Jaroszewicz
Thaddeus S. Jaroszewicz
President